Exhibit 99.2

EFUTURE ANNOUNCES UNAUDITED SECOND QUARTER 2013 FINANCIAL RESULTS

BEIJING —August 12, 2013 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Financial Highlights

●	Total revenue increased 15% year-over-year to RMB45.1 million (US$7.3 million).
●	Gross profit decreased 1% year-over-year to RMB13.8 million (US$2.3 million).
●	Adjusted EBITDA was minus RMB3.4 million (US$0.5 million), compared to an adjusted EBITDA of minus RMB21,793 in the second quarter 2012.
●	Operating loss was RMB5.2 million (US$0.8 million), compared to an operating loss of RMB5.4 million in the second quarter 2012.
●	Net loss was RMB4.9 million (US$0.8 million), compared to a net loss of RMB0.5 million in the second quarter 2012.
●	Adjusted net loss was RMB3.6 million (US$0.6 million), compared to an adjusted net income of RMB4.3 million in the second quarter 2012.
●	Basic and diluted loss per share was RMB1.16 (US$0.19), as compared to basic and diluted loss per share of RMB0.12 in the second quarter 2012.
●	Adjusted diluted loss per share was RMB0.84 (US$0.14), as compared to adjusted diluted earnings per share of RMB1.02 in the second quarter 2012.

Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture, commented on the results, “eFuture delivered another quarter of solid year-over-year revenue growth reaching  15% over last year, and both revenue and adjusted EBITDA fell well within our guidance range.

“We have accelerated the expansion of our client base for the Software and Services business and have seen tremendous growth in the segments. The slight decrease in this quarter was attributed to a delay in revenue recognition as a result of clients postponing their shop opening schedules. The deferred revenue amounted to RMB20.4 million, which could have contributed to a growth of 52% and 43% for our Software and Services business on a year-over-year basis. We expect this revenue to be gradually recognized in second half of the year.”

“Looking into the next quarter and the remainder of the year, we see enormous opportunities for growth amongst our key clients as they continue to penetrate into tier three and four cities, and also with multi-nationals clients as they expanded their footprints in China.”

Mr. Yan concluded, “The continued sequential increase that brings the backlog to RMB152.0 million demonstrates the success of our sales strategy in expanding our client base and service offerings in store IT operation management through smart technology such as cloud, data and business analytics. We have received great feedback for our new offline-to-online offering, Omni-Channel Solution, which helps enable clients to meet the emerging requirement of businesses to connect and operate over the internet. We expect these offerings to drive expansion in the second half of the year. We remain focused in the execution of our strategy and the enhancement of our cost structure to ensure we are well positioned to capitalize opportunities in China’s consumer market.”

SECOND QUARTER 2013 FINANCIAL RESULTS

Revenue

Total revenue for the second quarter 2013 increased 15% to RMB45.1 million (US$7.3 million) from RMB39.3 million in the second quarter 2012.

Revenue Breakdown

	2Q12	2Q13
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Software license sales	15,548	12,879	2,099	-17%
Hardware sales	3,198	12,312	2,006	285%
Service fee income	20,575	19,862	3,236	-3%
Total	39,321	45,053	7,341	15%

Software license revenue for the second quarter 2013 decreased 17% year-over-year to RMB12.9 million (US$2.1 million) from RMB15.5 million in the second quarter 2012. The decrease was primarily attributable to project delays, which amounted to RMB10.8 million.

Hardware revenue in the second quarter 2013 increased 285% year-over-year to RMB12.3 million (US$2.0 million) from RMB3.2 million in the second quarter 2012. The increase was a result of the completion of a few one-off projects for three key customers in Logistics, Department Store and Grocery industries.

Service fee income for the second quarter 2013 decreased 3% year-over-year to RMB19.9 million (US$3.2 million) from RMB20.6 million in the second quarter 2012, which was primarily attributable to project delays, amounting to RMB9.6 million.

Cost of Revenue

Cost of revenue for the second quarter 2013 increased 23% to RMB31.2 million (US$5.1 million) from RMB25.4 million in the second quarter 2012.

Cost of Revenue Breakdown

	2Q12	2Q13
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Cost of software license sales	7,497	3,457	563	-54%
Cost of hardware sales	3,075	10,204	1,663	232%
Cost of service fee	12,563	16,662	2,715	33%
Amortization of acquired technology	1,628	72	12	-96%
Amortization of software costs	620	823	134	33%
Total	25,383	31,218	5,087	23%

Gross Profit and Gross Margin

Gross profit decreased by 1% year-over-year to RMB13.8 million (US$2.3 million) from RMB13.9 million in the second quarter 2012, and consolidated gross margin for the second quarter 2013 was 31%, compared with 35% in the second quarter 2012. The decrease was mainly due to a RMB3.5 million non-cash inventory impairment projection completed for accounting purposes under the Cost of Revenue line in Service Fee Income.

Operating Expenses

Research and development (“R&D”) expenses for the second quarter 2013 decreased 58% year-over-year to RMB0.5 million (US$89,516), or 1% of total revenue, compared with RMB1.3 million, or 3% of total revenue in the second quarter 2012. The decrease in R&D expenses was primarily attributable to decreased share-based compensation expenses of RMB0.9 million as the employee incentive plan granted in December 2009 ended its vesting period at the end of 2012.

General and administrative expenses (“G&A”) for the second quarter 2013 decreased 13% year-over-year to RMB7.6 million (US$1.2 million), representing 17% of total revenue, compared with RMB8.7 million, or 22% of total revenue in the second quarter 2012. The decrease in G&A expenses was primarily attributable to decreased share-based compensation expenses of RMB2.0 million, as the employee incentive plan granted in December 2009 ended its vesting period at the end of 2012 and was partially offset by a RMB1.0 million staff cost invested to enhanced employee’s benefit since early 2013.

Selling and distribution (“S&D”) expenses for the second quarter 2013 increased 17% year-over-year to RMB10.9 million (US$1.8 million), representing 24% of total revenue, compared with RMB9.3 million, or 24% of total revenue in the second quarter 2012. The increase in S&D expenses was primarily attributable to an increased investment in marketing activities to promote eFuture’s brand and an increased investment in people by adopting an enhanced employee benefit scheme since early 2013.

Operating Loss

Operating loss in the second quarter 2013 was RMB5.2 million (US$0.8 million), compared to operating loss of RMB5.4million in the second quarter 2012.

Net Loss/Adjusted Net Loss and Loss Per Share/Adjusted Loss Per Share

Second quarter 2013 net loss was RMB4.9 million (US$0.8 million), compared with a net loss of RMB0.5 million in the second quarter 2012. Adjusted net loss for the second quarter 2013 was RMB3.6 million (US$0.6 million), compared with an adjusted net income of RMB4.3 million in the second quarter 2012.

Basic and diluted loss per share in the second quarter 2013 was RMB1.16 (US$0.19), compared to basic and diluted loss per share of RMB0.12 in the second quarter 2012. Adjusted diluted loss per share was RMB0.84 (US$0.14), compared to adjusted diluted earnings per share of RMB1.02 in the second quarter 2012.

EBITDA

Adjusted EBITDA for the second quarter 2013 was minus RMB3.4 million (US$0.5 million), compared to minus RMB21,793 in the second quarter 2012.

Balance Sheet and Cash Flow

As of June 30, 2013, cash and cash equivalents were RMB39.5 million (US$6.4 million), a decrease of RMB39.9 million from RMB79.4 million as of December 31, 2012. The decrease was primarily attributable to the payment of annual bonuses for staffs and the expenditure spent on customers’ projects.

Total accounts receivable as of June 30, 2013 decreased 11% to RMB22.5 million (US$3.7 million) from RMB25.2 million as of December 31, 2012. The decrease was a result of our continuous efforts put in to strengthen our balance sheet by improving on trade receivables collection.

Inventory and work in process as of June 30, 2013 increased 26% to RMB24.4 million (US$4.0 million) from RMB19.3 million as of December 31, 2012. The increase was primarily attributable to delayed projects which had not reached the point of revenue recognition.

For the quarter ended June 30, 2013, net cash provided by operating activities was RMB1.8 million (US$0.3 million). Net cash used in investing activities was RMB5.9 million (US$1.0 million).

THIRD QUARTER 2013 GUIDANCE

eFuture expects total revenue for the third quarter 2013 to be in the range of RMB40 million (US$6.5 million) to RMB45 million (US$7.3 million). Adjusted EBITDA for the third quarter 2013 is expected to be in the range of minus RMB3 million (US$0.5 million) to minus RMB1 million (US$0.2 million).

CONFERENCE CALL INFORMATION

eFuture’s management will host a conference call on August 13, 2013 at 8:00 a.m. (Eastern)/ 5:00 a.m. (Pacific)/ 8:00 p.m. (Beijing/Hong Kong) to discuss its quarterly results and recent business activities.

To access the conference call, please dial:
Toll Free: U.S. Hong Kong	1855 298 3404 800 905 927
Toll: International China Hong Kong U.S. Passcode:	+61 2 8524 5042 4001 200 539 +852 5808 3202 +1 631 5142 526 2526039
Please dial in at least 10 minutes before the call to ensure timely participation.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.e-future.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:
Toll Free: U.S. China Hong Kong	1866 846 0868 4001 842 240 800 966 697
International Toll:	+61 2 9641 7900
Replay Passcode:	2526039
Replay End Date	August 20, 2013 23:59 US ET

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.1374 to US$1.00, the noon buying rate for US dollars in effect on June 30, 2013 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries.  eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2013 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of March 18, 2013, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact: Troe Wen, Company Secretary eFuture Information Technology Inc. +86 10 52937699 ir@e-future.com.cn

– FINANCIAL TABLES TO FOLLOW –

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES				Exchange	rate	6.1374
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2013	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Software revenue	23,959,998	19,525,176	3,181,343	15,547,970	12,878,852	2,098,421
Hardware revenue	5,437,075	16,529,625	2,693,262	3,197,530	12,312,332	2,006,115
Service fee revenue	33,176,389	31,520,022	5,135,729	20,575,521	19,862,293	3,236,272
Total Revenues	62,573,462	67,574,823	11,010,334	39,321,021	45,053,477	7,340,808

Cost of revenues
Cost of software revenue	9,311,775	3,844,497	626,405	7,496,784	3,457,435	563,339
Cost of hardware revenue	4,846,704	13,926,242	2,269,078	3,075,419	10,204,267	1,662,637
Cost of service fee revenue	20,932,907	25,273,484	4,117,946	12,562,596	16,661,945	2,714,821
Amortization of acquired technology	3,357,021	286,000	46,600	1,628,134	71,500	11,650
Amortization of software costs	1,237,791	1,687,854	275,011	620,063	823,048	134,104
Total Cost of Revenues	39,686,198	45,018,077	7,335,040	25,382,996	31,218,195	5,086,550

Gross Profit	22,887,264	22,556,746	3,675,293	13,938,025	13,835,282	2,254,258

Operating Expenses
Research and development expenses	1,821,617	1,375,538	224,124	1,302,677	549,396	89,516
General and administrative expenses	15,265,635	13,638,864	2,222,254	8,721,773	7,609,556	1,239,866
Selling and distribution expenses	16,424,878	20,041,710	3,265,505	9,286,396	10,881,272	1,772,945
Total Operating Expenses	33,512,130	35,056,112	5,711,883	19,310,846	19,040,224	3,102,327

Loss from operations	(10,624,866)	(12,499,366)	(2,036,590)	(5,372,821)	(5,204,942)	(848,070)

Other income (expenses)
Interest income	293,768	222,655	36,278	100,732	63,738	10,385
Gains on derivative liabilities	3,168	-	-	-	-	-
Other income/(expenses)	(1,104)	(19,544)	(3,186)	13,480	(19,990)	(3,257)
Foreign currency exchange loss	7,679	(68,221)	(11,116)	10,027	(55,887)	(9,106)
Loss before income tax	(10,321,355)	(12,364,486)	(2,014,613)	(5,248,582)	(5,217,081)	(850,047)
Less: Income tax benefit	(4,915,476)	(1,389,857)	(226,457)	(4,737,298)	(282,751)	(46,070)
Net loss	(5,405,879)	(10,974,629)	(1,788,156)	(511,284)	(4,934,330)	(803,977)
Loss per share
Basic	(1.31)	(2.58)	(0.42)	(0.12)	(1.16)	(0.19)
Diluted	(1.31)	(2.58)	(0.42)	(0.12)	(1.16)	(0.19)
Basic Weighted-average Shares Outstanding	4,130,221	4,252,107	4,252,107	4,130,221	4,253,412	4,253,412
Fully-Diluted Weighted-average Shares Outstanding	4,170,781	4,252,107	4,252,107	4,242,781	4,253,412	4,253,412

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.1374
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	June 30,	June 30,
	2012	2013	2013
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	79,373,365	39,500,773	6,436,076
Trade receivables, net of allowance for doubtful accounts of ¥2,811,934 and ¥3,772,900 ($614,739), respectively	25,182,508	22,486,828	3,663,901
Refundable value added tax	5,000,709	3,329,809	542,544
Advances to employees	1,365,995	1,317,284	214,632
Advances to suppliers	-	44,432	7,240
Other receivables due from previously consolidated entities	405,000	105,000	17,108
Other receivables	2,174,556	2,174,564	354,314
Prepaid expenses	1,134,602	2,694,415	439,016
Inventory and work in process, net of inventory provision of ¥2,467,133 and ¥4,784,984($779,644), respectively	19,299,732	24,356,480	3,968,534
Total current assets	133,936,467	96,009,585	15,643,364
Non-current assets
Long-term investments, net of impairment of ¥240,000 and ¥240,000($39,105), respectively	-	-	-
Property and equipment, net of accumulated depreciation of ¥7,472,485 and ¥7,422,273 ($1,209,351), respectively	4,357,965	3,791,985	617,849
Intangible assets, net of accumulated amortization of ¥72,771,017 and ¥74,744,871 ($12,178,589), respectively	22,216,204	29,616,455	4,825,570
Goodwill	80,625,667	80,625,667	13,136,779
Deferred tax assets	7,899,110	9,246,093	1,506,516
Total non-current assets	115,098,946	123,280,200	20,086,714
Total assets	249,035,413	219,289,785	35,730,079

LIABILITIES AND EQUITY
Current liabilities
Trade payables	17,548,846	9,189,857	1,497,353
Other payables	16,920,421	16,116,574	2,625,961
Accrued expenses	25,196,276	8,276,807	1,348,585
Taxes payable	16,128,906	13,036,023	2,124,030
Advances from customers	47,519,612	57,040,155	9,293,863
Deferred tax liabilities, current portion	42,900	-	-
Total current liabilities	123,356,961	103,659,416	16,889,792

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,937,221 shares and 3,913,676 shares issued and outstanding, respectively	2,353,068	2,322,703	378,451
Additional paid-in capital	231,195,613	230,550,073	37,564,779
Treasury stocks	(1,602,451)	-	-
Statutory reserves	5,914,384	5,914,384	963,663
Accumulated deficits	(112,182,162)	(123,156,791)	(20,066,607)
Total equity	125,678,452	115,630,369	18,840,286
Total liabilities and equity	249,035,413	219,289,785	35,730,079

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES				Exchange rate	6.1374
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2013	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(5,405,879)	(10,974,629)	(1,788,156)	(511,284)	(4,934,330)	(803,977)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation of property and equipment	990,631	983,493	160,246	503,731	489,600	79,773
Amortization of intangible assets	4,594,812	1,973,854	321,611	2,248,197	894,548	145,754
Gains on derivative liabilities	(3,168)	-	-	-	-	-
Loss on disposal of property and equipment	-	1,421	232	-	1,421	232
Allowance for doubtful accounts	1,637,030	1,927,957	314,133	1,055,758	332,674	54,204
Provision for loss in inventory and work in process	1,410,854	3,556,875	579,541	1,410,854	3,556,875	579,541
Compensation expenses	3,732,144	926,546	150,967	2,599,100	458,549	74,714
Deferred income taxes	(4,915,476)	(1,389,883)	(226,461)	(4,737,298)	(282,778)	(46,075)
Foreign exchange loss (gain)	(7,322)	47,298	7,707	(9,652)	37,033	6,034
Changes in assets and liabilities:
Trade receivables	(4,051,993)	794,759	129,494	(7,417,252)	974,749	158,821
Refundable value added tax	4,452,227	1,670,900	272,249	5,440,076	(686,364)	(111,833)
Advances to employees	63,151	32,606	5,313	385,041	98,620	16,069
Advances to suppliers	57,340	(44,432)	(7,240)	84,187	(25,218)	(4,109)
Other receivables	(4,657,468)	289,061	47,098	1,233,487	293,561	47,831
Prepaid expenses	(1,327,523)	(1,559,813)	(254,149)	(1,281,636)	(1,379,833)	(224,824)
Inventory and work in process	(5,326,911)	(8,613,623)	(1,403,464)	(523,345)	890,187	145,043
Trade payables	(635,591)	(8,358,989)	(1,361,976)	990,449	(2,562,469)	(417,517)
Other payables	(943,525)	(803,847)	(130,975)	483,215	3,960,143	645,248
Accrued expenses	(6,608,277)	(16,919,469)	(2,756,781)	(1,211,518)	(3,314,047)	(539,976)
Taxes payable	(2,764,211)	(3,092,883)	(503,940)	(381,626)	(1,366,062)	(222,580)
Advances from customers	3,293,021	9,520,543	1,551,234	2,788,124	4,339,511	707,060
Net cash provided by (used in) operating activities	(16,416,134)	(30,032,255)	(4,893,319)	3,104,507	1,776,370	289,434

Cash flows from investing activities:
Purchases of property and equipment	(1,624,614)	(424,584)	(69,180)	(294,252)	(284,494)	(46,354)
Payments for intangible assets	(6,945,895)	(9,374,105)	(1,527,374)	(3,727,404)	(5,572,009)	(907,878)
Cash received from disposal of property and equipment	-	5,650	921	-	3,750	611
Net cash used in investing activities	(8,570,509)	(9,793,039)	(1,595,633)	(4,021,656)	(5,852,753)	(953,621)

Cash flows from financing activities:
Net cash used in financing activities	-	-	-	-	-	-

Effect of exchange rate changes on cash and cash equivalents	7,322	(47,298)	(7,707)	9,652	(37,033)	(6,034)

Net decrease in cash and cash equivalents	(24,979,321)	(39,872,592)	(6,496,659)	(907,496)	(4,113,416)	(670,221)

Cash and cash equivalents at beginning of period	57,157,078	79,373,365	12,932,735	33,085,253	43,614,189	7,106,297
Cash and cash equivalents at end of period	32,177,757	39,500,773	6,436,076	32,177,757	39,500,773	6,436,076

Supplemental cash flow information
Income tax paid	1,571,915	3,796,612	618,603	762,910	3,666,041	597,328

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange	rate	6.1374
NON-GAAP MEASURES OF PERFORMANCE

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2013	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP Basis)	(10,624,866)	(12,499,366)	(2,036,590)	(5,372,821)	(5,204,942)	(848,070)

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	3,357,021	286,000	46,600	1,628,134	71,500	11,650
Add back amortization of intangibles	1,237,791	1,687,854	275,011	620,063	823,048	134,104
Add back share-based compensation expenses	3,732,144	926,546	150,967	2,599,100	458,549	74,714
Adjusted non-GAAP operating loss	(2,297,910)	(9,598,966)	(1,564,012)	(525,524)	(3,851,845)	(627,602)
Add back depreciation	990,631	983,493	160,246	503,731	489,600	79,773

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(1,307,279)	(8,615,473)	(1,403,766)	(21,793)	(3,362,245)	(547,829)

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-17%	-18%	-18%	-14%	-12%	-12%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	5%	0%	0%	4%	0%	0%
Amortization of intangibles	2%	2%	2%	2%	2%	2%
Share-based compensation expenses	6%	1%	1%	7%	1%	1%
Adjusted non-GAAP operating loss	-4%	-14%	-14%	-1%	-9%	-9%
Depreciation	2%	1%	1%	1%	1%	1%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-2%	-13%	-13%	0%	-7%	-7%

NON-GAAP EARNINGS PER SHARE
Net loss from continuing operations	(5,405,879)	(10,974,629)	(1,788,156)	(511,284)	(4,934,330)	(803,977)
Amortization of acquired software technology	3,357,021	286,000	46,600	1,628,134	71,500	11,650
Amortization of intangibles	1,237,791	1,687,854	275,011	620,063	823,048	134,104
Share-based compensation expenses	3,732,144	926,546	150,967	2,599,100	458,549	74,714
Adjusted Net Income/(Loss)	2,921,077	(8,074,229)	(1,315,578)	4,336,013	(3,581,233)	(583,510)

Adjusted non-GAAP diluted earnings/(loss) per share	0.70	(1.90)	(0.31)	1.02	(0.84)	(0.14)
Shares used to compute non-GAAP diluted earnings/ (loss) per share	4,170,781	4,252,107	4,252,107	4,242,781	4,253,412	4,253,412